INVESTOR DECK

# bee

BEE MORTGAGE APP

Problem –

# The mortgage industry is decades behind.

Lenders are not living up to today's consumer expectations for simplicity, transparency, and personalization.

# First-time buyers are seeking a new experience that big banks and mortgage brokers are missing.

## 26M

Americans hope to become homeowners in the next 5 years[1]

## 58%

of first-time buyers think the process is more difficult than it should be[2]

## 65%

of first-time buyers are seeking a fully digital mortgage process[3]

1. NerdWallet, 2021 Home Buyer Report, Jan 2021, 2. Framework, Homeownership Survey, Sep 2019, 3. Source: Fannie Mae, Q1 Special Topic: COVID-19, Mortgage Digitization, and Borrower Satisfaction, Jul 2021

Solution –

# An end-to-end mobile mortgage experience, from shopping through closing.

Bee provides all of the tools and resources a first-time buyer needs to get a mortgage without talking to a human. Made possible by blockchain and data.

# Bee is the only 100% mobile mortgage process

### Researching



See how much home you can afford and get a real, personalized rate.

### Making Offers



Your credit, income, and assets are verified instantly when applying for a pre-approval letter.

### Processing & Closing



Track your loan every step of the way. Even closing is done on mobile.



Mission

# Homeownership is a proven path towards wealth creation and financial stability.

With 40% of the buying market made up by the digital generation,[1] we must look to technology to remove barriers to homeownership.

Bee seeks to improve the homeownership wealth gap by simplifying the mortgage process, enhancing financial knowledge, and making smarter underwriting decisions. This is possible by leveraging technology like blockchain and meeting borrowers where they are - on their mobile devices.

1. NAR, 2021 Home Buyers and Sellers Generational Trends Report, Mar 2021

# Bee makes it possible to get a loan from your phone without ever talking to a human

### Pre-approval in as little as three minutes, any time of the day

- Instant decision with verified credit, income, and assets
- Customize and generate a new pre-approval letter on the fly

### Get a loan on your terms

- No hassle or pressure from a salesperson
- Track and manage your loan every step of the way


9:41
9:41
Monday, June 3
bee
BEE
now
The appraisal is complete
Everything's looking good - your new home was appraised for $351,293.

# Bee's automated loan processing sets up our borrowers and employees for success


Bee Mobile App
Customer
Byrdie Loan System
Loan Team
byrdie
Bee's Automated Loan Platform
Automate
Generate & Assign Tasks
Decision
Process Data & Run Calculations
Validate
Execute Smart Contract
Third-Party Data
APIs
Ethereum Blockchain
Protocol

1. Byrdie eliminates many time-consuming tasks such as requesting docs, data entry and extraction.
2. All users involved interact with just one system, creating a seamless and connected experience.
3. Our loan team can process files with more speed and accuracy, allowing them to focus on tasks that require a human touch.

# Blockchain and data enables automation which reduces the cost of loan origination



**Replacing manual tasks**

**Loan Officer**
Application

**Processor**
Doc Collection

**Underwriter**
Verify Info

Avg. Cost to Originate: $8,555 [1]

**with technology**

**Mobile Experience**

**Third-Party Data**

**Smart Contracts**

Bee's Est. Cost to Originate: $2,850 [2]

**results in huge savings**

**14** days saved during closing cycle [3]

**67%** savings in loan origination costs [4]

**3x** loan production efficiency [5]

1.Freddie Mac, Cost to Originate Study: How Digital Offerings Impact Loan Production Costs, Nov 2021, 2-5. Bee: Calculated impact of automation on cycle time and time required on tasks, projected for 2025

# In efforts to making homeownership more accessible, Bee is committed to donating 10% of all loan revenue

Pay It Forward is a program that allows us to help families in need by contributing to their down payment fund.

It gives our customers a choice in selecting where the down payment credit goes at the end of the the mortgage transaction.

Pay It Forward program will start when we launch as a direct lender in 2023



**PAY IT FORWARD**

## Help someone become a homeowner

Select one of the hopeful homeowners below and Bee will contribute $750 to their down payment fund.

$750 AWAY FROM GOAL

### The Carrol Family

95% Funded    $15,000

The Carrols are a family of four seeking a new home after Hurricane Hanna.

**Select The Carrol Family**

### Mika & Jose

60% Funded    $12,000

Mika and Jose are newlyweds looking to buy a starter home in Orlando.

**Select Mika & Jose**

### The Abdul Family

65% Funded

The Abdul family are Afghan refu looking for a fresh start in Lauder

**Select The Abdul Family**

Market Size

# $3.1T market ready for transformation



**$3.1T**

**MORTGAGE PURCHASES &
REFINANCES IN THE U.S.**[1]

**6.8M homes sold +
3.7M refinances annually** [2]



**$529B**

**FIRST-TIME BUYER
PURCHASES IN U.S.** [3]

**2.3M homes sold annually** [4]

Projection for 2024



**$39M**

**BEE'S REVENUE
POTENTIAL**

**Lending in FL, CA, AZ
4.6K loans funded**

1-2. Forecast for 2022 Source: Freddie Mac, Quarterly Forecast, Oct 2021 3-4. Source: NAR, 2021 Home Buyers and Sellers Generational Trends Report, Mar 2021

# Mortgage broker →
# Direct lender

We'll operate as a mortgage brokerage at launch, and transition to a direct lending model after our first year in the market.

As a broker, we have the opportunity to test and iterate in the market while generating revenue.

|  | YEAR 1 | YEAR 2+ |
|---|---|---|
|  | **Mortgage Broker** | **Direct Lender** |
| Revenue | Selling Leads to Lenders | Selling Loans to GSEs [3] |
|  | 2.25% Broker Fee - $3,900 [1] | $7,500 Commission [2] |
| Markets | FL | FL, CA, AZ (Year 2) |
| Marketing | ✓ | ✓ |
| Pre-Approval | ✓ | ✓ |
| Processing Loans | ✓ | ✓ |
| Underwriting Loans |  | ✓ |
| Closing | ✓ | ✓ |
| Servicing |  |  |

1.Bee: Broker Commission Fee based on ~2.25% of loan amount, with median loan amount of $173,375.00 for a first-time buyer in Florida. 2. Bee: based on estimated industry average. 3. GSEs: Government Sponsored Entities such as Freddie Mac and Fannie Mae

Marketing & Sales

# Year 1 Go-To-Market Strategy

**Target Market**

First-time and repeat home buyers in Florida under 40

**Average Customer Value - ACV**

Estimated $3,900 earned from each loan funded as a broker [1]

**Customer Acquisition Cost - CAC**

Estimated $2,284 Blended CAC (including salaries) [1]

**Marketing & Sales Led Strategy**

**Direct to Consumer**

- Social Channels
- Content Marketing
- Search

**Agent Sales**

- Direct Sales
- Partnerships
- Referrals



Marketing & Sales Budget

1.Bee: ACV =~2.25% of loan amount, with median loan amount of $173,375.00 for a first-time buyer in Florida. 2. Bee: CAC = Based on Total Series A Marketing + Sales Spend ($3,082,745.06) / Total # of Loans (1,349.59)

# Developing our pre-approval automation has been the focus to date

Next, we plan to build out the rest of our mortgage service and go to market as a mortgage broker in Q4 2022.

This slide contains forward-looking projections that cannot be guaranteed.

**2021**
$1.8M Pre-Seed Raise
Developed pre-approval automation
Obtained Florida broker license

**2022**
$5-8M Seed Raise
Launch as mortgage broker in Florida
SOC-2 Certification

**2023**
Series A Raise
Launch as direct lender in FL, CA, AZ

**2024**
Series B
Expand to WA, OR, TX, SC, NC, VA, DC, NY, NJ, DE

The Plan

# We're raising funds to accomplish these goals

**Q1 2022**

**Complete Our Mortgage Service**



Build

• Develop end-to-end mobile experience
• Refine automated pre-approval process

**Q4 2022**

**Launch as a Mortgage Broker**



Test & Iterate

• Acquire customers
• Refine our automation and mortgage delivery process in FL

**Q4 2023**

**Launch as a Direct Lender**



Launch & Grow

• Transition to direct lending model
• Expand to additional states

This slide contains forward-looking projections that cannot be guaranteed.

# Roadmap



This slide contains forward-looking projections that cannot be guaranteed.

Team

## Leadership



**Curtis Wood**
CEO & CO-FOUNDER
NMLS 1308125



**Cynthia Wood**
COO & CO-FOUNDER



**Matt Offers**
CTO &
CO-FOUNDER



**Angie Luu**
SVP, DESIGN &
STRATEGY

**Mindy Barker**
CFO

**Sabina Vayner**
TRADEMARK ATTORNEY

**Yuri Eliezer**
PATENT ATTORNEY

**John Levonick**
COMPLIANCE ATTORNEY

**Jose Gonzalez**
LEAD ARCHITECT

**Alvaro Aguirre**
BACKEND ENGINEER

**Agustin Salinas**
FRONTEND ENGINEER

**Florencia Maldonado**
QA ANALYST

**Catherine Glauser**
BUSINESS ANALYST

**Marcelo Beghe**
BACKEND ENGINEER

**Sebastian Lopez**
FRONTEND ENGINEER

## Board Members

**Curtis Wood**
CHAIRMAN
CEO, Bee

**Cynthia Wood**
VICE CHAIRWOMAN
COO, Bee

**Matt Offers**
BOARD MEMBER
VP of Product, Bee

**Scott Miller**
BOARD MEMBER
Co-Founder, BillGo

**Bryan Schroeder**
BOARD MEMBER
Director, Facebook

Financials

# 18-Month Revenue Projections



Projections based on raising $8M Seed round.

This slide contains forward-looking projections that cannot be guaranteed.

# 18-Month Seed Round Budget



Projections based on raising $8M Seed round.

# We're raising funds for the development of our full mortgage service.

## $5-8M

Accredited Investors $250,000 - $2M
Institutional Investors: $500,000 - $4M

## $5.3M

in revenue

## 18

months of runway

Revenue projections based on raising $8M Series A round.

This slide contains forward-looking projections that cannot be guaranteed. Additionally, only $3.81M will be solicited through this Wefunder offering.

Contact

# Thank you



**Learn More**

beemortgageapp.com

**Get in touch**

info@beemortgageapp.com